1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
December 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Nov. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Nov.	Net sales	19,294,770	30,143,488
Jan.-Nov.	Net sales	308,606,321	284,527,422
2) Funds lent to other parties:None.
3) Endorsements and guarantees:None.
4) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	14,411,100	17,031,610	3,256,200	3,256,200
Contracts	Mark to Market
	Profit/Loss	(242,160)	(481,507)	—	(3,439)
Expired	Notional Amount	50,061,680	310,579,921	4,721,490	4,721,490
Contracts	Realized Profit/Loss	(702,215)	(294,598)	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	168,605	—	—	—
Contracts	Mark to Market
	Profit/Loss	251	—	—	—
Expired	Notional Amount	4,944,525	—	—	—
Contracts	Realized Profit/Loss	(7,432)	—	—	—

TSMC November 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — December 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for November 2008: on an unconsolidated basis, sales were NT$19,295 million, a decrease of 32.0 percent from October 2008 and a decrease of 36.0 percent from November 2007. Revenues for January through November 2008 totaled NT$308,606 million, an increase of 8.5 percent compared to the same period in 2007.
On a consolidated basis, net sales for November 2008 were NT$20,644 million, a decrease of 30.0 percent from October 2008 and a decrease of 34.0 percent from November 2007. Revenues for January through November 2008 totaled NT$318,729 million, an increase of 8.9 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
November	19,295	30,143	(36.0)
January through November	308,606	284,527	8.5

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
November	20,644	31,265	(34.0)
January through November	318,729	292,642	8.9

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director, PR	Technical Manager, TSMC	Senior Administrator, TSMC
Tel: 886-3-566-4602	Department, TSMC	Tel: 886-3-563-6688 ext.	Tel: 886-3-563-6688 ext.
	Tel: 886-3-505-5028	7125038	7126216
	Mobile: 886-928-882607	Mobile: 886-911-258751	Mobile: 886-926-026632
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer